Exhibit 21.1

Target Corporation
(A Minnesota Corporation)

List of Significant Subsidiaries
(As of February 3, 2024)

Target Brands, Inc. (MN)
Target Enterprise, Inc. (MN)
Target General Merchandise, Inc. (MN)

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries are omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of the end of the year covered by this report.